UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 18, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blue Rose Capital Advisors, LLC

File No. 867-00713

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Blue Rose Capital Advisors, LLC submitted an application under Rule 24b-2 of the Securities Exchange Act of 1934 requesting confidential treatment for certain information disclosed in the Form MA-I for associated person Bjorn Johan Rosenberg.

In accordance with Rule 24b-2, the Office of Municipal Securities has determined not to publicly disclose it. Accordingly, information from the following will not be released to the public for the time period specified:

Form MA-I, Item 5   through December 31, 2022

For the Commission, pursuant to delegated authority:

Brent J. Fields
Secretary